ON TRACK INNOVATIONS LTD.
Z.H.R. Industrial Zone
Rosh Pina 12000, Israel

September 23, 2005

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Michele Gohlke Heather Tress Martin James Eduardo Aleman

Re:	On Track Innovations Ltd. Commission File No. 000-49877

Ladies and Gentlemen:

        I am in receipt of the comment letter (the “letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 20-F for the year ended December 31, 2004 (the “Form 20-F”) of On Track Innovations Ltd. (“OTI” or the “Company”). Enclosed is a draft copy of Amendment No. 1 to the Company’s Form 20-F, which has been marked to show changes made to the Company’s Form 20-F as initially filed with the Commission on May 4, 2005. Set forth below are the Company’s responses to each of the comments raised by the Staff in its letter. For ease of reference, each comment is reprinted in its entirety and is followed by our response.

Annual Report on Form 20-F for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1.	Audited financial statements are required to be presented for the most recent two years for balance sheets and three years for income statements. As such, Article 2 of Regulation S-X requires an audit report for each period required to be audited. Please amend your Annual Report on From 20-F to include the audit report for the year ended December 31, 2002.

United States Securities and Exchange Commission
September 23, 2005

We have amended our Annual Report on Form 20-F to include the audit report of Luboshitz Kasierer for the year ended December 31, 2002.

2.	Please have the accounting firm of Somekh Chaikin include on their audit report the city and state where issued as required by Article 2-02(a) of Regulation S-X.

Somekh Chaikin has revised their audit report to include the information required by Article 2-02(a) of Regulation S-X.

Consolidated Statements of Operations, page F-5

3.	Revise to include the components of the line item “Expenses relating to raising of capital and exchange of subsidiary employees equity interest in the company” in the proper expense classification on your income statement as you would similar expenses. Alternatively, parenthetically note on the face of your income statement the appropriate expense category – e.g., selling and marketing, general and administrative expense, research and development, etc. to which the components would otherwise be classified if it were not separately shown.

We have parenthetically noted on the face of our consolidated statements of operations the appropriate expense category to which the components of the line item “Expenses relating to raising of capital and exchange of subsidiary’s employees equity interest in equity interest of the Company” would otherwise be classified if it were not separately shown.

Notes to Consolidated Statements

Note 2: Significant Accounting Policies, page F-9

L. Goodwill, page F-13

4.	You state in this Note that goodwill is assigned to the SoftChip Group and the InterCard Group reporting units. We also note from page 32 that you have reported net losses since inception and that you further expect to incur losses through 2005. In light of this, please further explain to us how you performed your goodwill impairment test, including the significant assumptions made and estimates used, that lead you to believe that goodwill was not impaired. Also, include in your response the significant factors, assumptions and methodologies used in determining the fair values assigned to the reporting units. We may have further comments after receipt of your response.

We have determined that the Company is comprised of three reporting units:

United States Securities and Exchange Commission
September 23, 2005

(i)	the OTI Israel group;
(ii)	the Intercard group; and
(iii)	ASEC Spolka Akcyjna (“ASEC”).

In accordance with the requirements of SFAS No. 142, goodwill assigned to Softchip Group, a part of the OTI Israel reporting unit, in the amount of US$611 thousand, and to the Intercard Group, in the amount of US$3,368 thousand, is tested for impairment annually at December 31.

In both cases, under SFAS No. 142 the goodwill impairment test was conducted in the following way: (1) determining the fair value of each reporting unit and then (2) comparing the fair value of the reporting unit to its carrying value.

A.	Goodwill in the Intercard group

For the Intercard group, we obtained independent valuations by an independent appraiser with respect to the fair value of our wholly-owned subsidiary, Intercard Systemelectronic, as of December 31, 2004. The appraisal was conducted consistently each year by Yechiel Even, a partner in Giza Singer Even Ltd.

Yechiel Even holds an MBA in Finance from Bar Ilan University, and specializes in preparing business plans, financial and strategic consulting, analysis and valuation of industrial, trade, real estate, tourism, electronics and telecommunications companies. He has been engaged in consulting since 1989. Giza Singer Even is the largest and leading unaffiliated financial consulting firm in Israel. The firm was established in 2004 as a result of the merger between Giza Financial Consultants (founded in 1985) and Singer & Even (founded in 1992).

In the independent valuation, the fair value is determined by the income approach, because the reporting unit functions as a profit-based business which generates both revenues and expenditures. This approach included the following: (1) establishing an estimate of future cash flows and (2) discounting these cash flows to present value.

The following assumptions were used in the estimation of future cash flows:

(i)	Revenues for 2005 as estimated in the 2005 budget and, from 2006 onward, increasing at the rate of 2% per annum.
(ii)	Cost of revenues as a fixed percentage of the revenues as estimated in the 2005 budget (approximately 73%).
(iii)	Research and development expenses as a fixed percentage of the revenues as estimated in the 2005 budget (approximately 1.3%).
(iv)	Selling and marketing expenses as a fixed percentage of the revenues as estimated in the 2005 budget (approximately 2.9%).
(v)	General and administrative for 2005 as estimated in the 2005 budget and, from 2006 onward, increasing at the rate of 2% per annum.

United States Securities and Exchange Commission
September 23, 2005

The capitalization rate used to calculate the discounted cash flows was 14%.

In determining the applicable discount rate to be used in the valuation, we analyzed the risks of an investment in Intercard compared to the risks embedded in other companies and industries. In arriving at an appropriate discount rate, we calculated the weighted average cost of capital (“WACC”) for the Company. The WACC is the implied rate of return an investor would require for an investment in a company with similar risks and business characteristics to Intercard. The WACC is determined by examining market information for several comparable companies, using this information to estimate an equity cost of capital via the capital asset pricing model (“CAPM”), and to determining the appropriate capital structure of the company.

The price of capital is set in the following way:

Ke	=	Rf	+	B	*	(Rm - Rf)

18%		4%		1.75		8%

The WACC was calculated as follows:

WACC	=	D/(D+E)	*	Kd	*	(1 - t)	+	E/(D+E)	*	Ke

14%		30%		7%		70%		70%		18%

According to the independent valuation, the fair value of Intercard Systemelectronic exceeds the carrying amount of the investment of Intercard Systemelectronic on our books.

B.	Goodwill in Softchip Group

Substantially all of OTI Israel’s products are based on a common platform that consists of our smart cards, our smart card readers and a communications technology that ensures that the transmission of data to and from the card is secure and reliable. In our readers there were some limitations, which Softchip helped us to solve or improve. The developmental ability of Softchip’s workforce and its know-how enable us to receive projects that, without the support and know-how of Softchip, we would not be able to receive. We estimate that our potential of growth depends on the ability of Softchip’s skilled workforce, mainly in the design of our operating system and security.

United States Securities and Exchange Commission
September 23, 2005

Softchip does not generate revenues, but instead assists us to generate revenues. Hence, Softchip’s goodwill is attributed to OTI Israel as a whole and is tested for impairment at the OTI Israel reporting unit level.

The fair value of OTI, as reflected by the quoted share price in the market as of December 31, 2004, was approximately US$112 million compared to a total equity of US$39 million at that date. Based on the fair value calculation, excluding the fair value of its other reporting units as detailed below, the fair value of OTI Israel exceeds its carrying amount and accordingly no impairment is required.

Number of OTI shares as of December 31, 2004	8,422,175
Price per share as reflected in the market at December 31, 2004 (in US$)	13

OTI total market valuation (in US$ thousands) at December 31, 2004	112,436
Less the fair value of Intercard reporting unit (in US$ thousands)*	(6,479)
Less the fair value of ASEC reporting unit (in US$ thousands)**	(1,750)

Fair value of OTI Israel reporting unit (in US$ thousands)	104,207
Carrying amount of OTI Israel reporting unit (in US$ thousands)***	12,406

Excess of value on carrying amount	91,801

*	Based on an independent valuation as described in Section A.
**	Based on the purchase price of this subsidiary in October 2004.
***	Based on the consolidated shareholders’ equity of OTI less the equity of Intercard and ASEC and goodwill and intangible assets assigned to Intercard and ASEC.

During the process of answering this question we noticed that note 2L to the financial statements for the year ending December 31, 2004, was misworded. We have amended the wording as necessary.

Note 14: Shareholders’ Equity, page F-36

5.	We note from page 35 that the line item “Expenses relating to raising of capital and exchange of subsidiary employees equity interest in equity interest in the company”consists of primarily $1.1 million of options granted to employees of your South African subsidiary in exchange for their existing shares and options in that subsidiary, $661,000 of options granted and $550,000 of bonuses paid to employees in 2004 and $904,000 of expenses related to the re-pricing of employee options during 2004. Provide to us for each component in detail the nature of the item and how you accounted for each in your 2004 financial statements. We may have further comments after receipt of your response.

United States Securities and Exchange Commission
September 23, 2005

A.	Compensation expenses

Subsequent to the successful closing of a private investment transaction, it was resolved to grant to certain employees and directors the following benefits:

(i)	A one-time bonus in a total amount of US$550 thousand.
(ii)	Reduction of the exercise price of 100,000 previously granted options to zero, which resulted in compensation expenses in the amount of US$904 thousand.
(iii)	The grant of 1,168,700 options at an exercise price equal to 95% of our share price on the day of the grant, which resulted in compensation expenses in the amount of US$661 thousand.

The accounting treatment of the aforesaid items was as follows:

(i)	The one-time bonus was recorded as an expense.
(ii)	The accounting consequence of the reduction of the exercise price to zero was a new measurement date in accordance with Par. 50 and 51 to FIN 44.
(iii)	With respect to the options granted with a 5% discount, we recorded compensation expenses in accordance with APB No. 25.

Such compensation expenses were not netted against related proceeds since they are internal compensation costs to employees.

B.	Exchange of equity interests

It was resolved to exchange the stock options and shares in our South Africa subsidiary held by the South Africa subsidiary’s employees for fully vested stock options of the Company with an exercise price equal to par value. The exchange of the equity interests was performed based on their fair value. The valuation of the options in the Company was based on the fair market value of our shares traded on Nasdaq and the valuation of the subsidiary’s equity interest based on an internal fair market valuation. The transaction was accounted for under issue 1 to EITF No. 00-23. This equity transaction met the following two criteria set forth in Par. 53 to FIN 44:

(i)	The aggregate intrinsic value of the equity interests immediately after the exchange was not greater than the aggregate intrinsic value of the equity interests immediately before the exchange.
(ii)	The ratio of the exercise price per share to the market value per was not reduced.

Accordingly, the aforesaid exchange resulted only in a new measurement date. Therefore, we recorded compensation expenses in the amount of US$1.1 million.

United States Securities and Exchange Commission
September 23, 2005

The Company hereby acknowledges the following:

—	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        As you noted in the letter, we appreciate that the Staff’s review process is designed to assist the Company in its ongoing efforts to consistently improve the quality of our disclosure in our filed documents. We are aware that the Staff may have additional comments. If you have any questions regarding this letter or otherwise, please call either me at 011-972-46-868-000, or Stuart Morrissy of Weil, Gotshal & Manges LLP at (212) 310-8796.

United States Securities and Exchange Commission
September 23, 2005

Very truly yours, On Track Innovations Ltd. BY: /S/ Guy Shafran —————————————— Guy Shafran Chief Financial Officer

Enclosure
cc	Oded Bashan Avital Rosenberg David Stone, Esq.